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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934

                              (Amendment No. 4)*

                                  BayBanks, Inc.
                                (Name of Issuer)

                        Common Stock, $2.00 par value
                         (Title of Class of Securities)

                                 072723-10-9
                                (CUSIP Number)


Check the following box if a fee is being paid with this statement __. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                               Page 1 of 4 Pages

CUSIP No. 072723-10-9               13G            Page 2 of 4 Pages

   1     NAME OF REPORTING PERSON
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 BayBank, as Trustee
                 ID # 04-2732971

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                      (a) ____
                 Not Applicable                                                                       (b) ____

   3     SEC USE ONLY


   4     CITIZENSHIP OR PLACE OF ORGANIZATION

                 Massachusetts

                                            5    SOLE VOTING POWER

   NUMBER OF SHARES BENEFICIALLY OWNED                   405,000
      BY EACH REPORTING PERSON WITH
                                            6    SHARED VOTING POWER

                                                         40,191
                                            7    SOLE DISPOSITIVE POWER

                                                         405,000

                                            8    SHARED DISPOSITIVE POWER

                                                         776,151

    9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 1,181,151
   10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                 XX

   11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                 6.22%

   12    TYPE OF REPORTING PERSON*

                 BK, EP

                      *SEE INSTRUCTION BEFORE FILLING OUT!

                                                               Page 3 of 4 Pages



 ITEM

 1(a)        Name of Issuer:                       BayBanks, Inc.
             --------------

  (b)        Address of Issuer's Principal
             -----------------------------
             Executive Offices:                    175 Federal Street, Boston, MA 02110
             -----------------

 2(a)        Name of Person Filing:                BayBank, as trustee of the BayBanks Retirement Plan,
             ---------------------                 as co-trustee of the BayBanks Savings, Profit Sharing
                                                   and Stock Ownership Plan, and as trustee under various
                                                   other trusts

  (b)        Address of Principal Business         7 New England Executive Park, Burlington, MA  01803
             -----------------------------
             Office:
             ------

  (c)        Citizenship:                          Massachusetts
             -----------

  (d)        Title of Class of Securities:
             ----------------------------
                                                   Common Stock, $2.00 par value
  (e)        CUSIP Number:                         072723-10-9
             ------------

 3           Type of Reporting Person:             Bank, as defined in Section 3(a)(6) of the Act;
             ------------------------
                                                   Employee benefit plan

 4           Ownership
             ---------

  (a)        Amount Beneficially Owned:            BayBank, in its capacities as trustee of the BayBanks
             -------------------------             Retirement Plan and as trustee of various other
                                                   trusts, is the beneficial owner of 445,191 shares
                                                   of BayBanks, Inc. Common Stock held by such Plan and
                                                   trusts.

                                                   BayBank, in its capacity as co-trustee of the BayBanks
                                                   Savings, Profit Sharing and Stock Ownership Plan, may
                                                   be deemed the beneficial owner of 735,960 shares held
                                                   in the ESOP portion of that Plan.

                                                   BayBank disclaims beneficial ownership of an
                                                   additional 551,526 shares of BayBanks, Inc. Common
                                                   Stock held by the BayBanks Savings, Profit Sharing and
                                                   Stock Ownership Plan, as to which shares it has
                                                   neither voting nor investment power.

                                                   Marine Midland Bank, N.A. is the other Co-Trustee of
                                                   the Plan.

  (b)        Percent of Class:                     6.22%
             ----------------

  (c)        (i) Sole Power to Vote or to Direct
                 -------------------------------
             the Vote:                             405,000
             --------

             (ii) Shared Power to Vote or to
                  --------------------------
             Direct the Vote:                      40,191
             ---------------

             (iii) Sole Power to Dispose or to
                   ---------------------------
             Direct the Disposition Of:            405,000
             -------------------------

             (iv) Shared Power to Dispose or to
                  -----------------------------
             Direct the Disposition Of:            776,151
             -------------------------

                                                               Page 4 of 4 Pages

 5           Ownership of 5% or Less of a Class:   Not applicable
             ----------------------------------

 6           Ownership of More Than 5% on Behalf   Shares as to which this Schedule is filed are held by
             -----------------------------------   BayBank as trustee of the BayBanks Retirement Plan, as
             of Another Person:                    co-trustee of the BayBanks Savings, Profit Sharing and
             -----------------                     Stock Ownership Plan, or as trustee under various
                                                   other trusts.  Participants and beneficiaries of those
                                                   plans and trusts have a pecuniary interest in the
                                                   dividends from, and the proceeds of the sale of, the
                                                   respective shares held by those plans and trusts.


 7           Identification and Classification
             ---------------------------------
             of the Subsidiary Which Acquired
             --------------------------------
             the Security Being Reported on by
             ---------------------------------
             the Parent Holding Company:           Not applicable
             --------------------------

 8           Identification and Classification
             ---------------------------------
             of Members of the Group:              Not applicable
             -----------------------

 9           Notice of Dissolution of Group:       Not applicable
             ------------------------------

10     Certification:

         By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and accurate.

                                                   BAYBANK, as Trustee


February 9, 1995                                     /s/ Michael W. Vasily
- ----------------------------------                 -------------------------------
Date                                               Michael W. Vasily
                                                   Senior Executive Vice President